UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

American Strategic Investment Co.

[text]
(Name of Subject Company (Issuer))

Bellevue Capital Partners, LLC
(Name of Filing Persons (Offerors))

Class A Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

649439304
(CUSIP Number of Class of Securities)

Nicholas S. Schorsch Managing Member Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 (212) 415-6500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David S. Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 27, 2023 (as previously amended, the “Schedule TO”) in connection with the offer (the “Offer”) by Bellevue Capital Partners, LLC (“Bellevue”, “we”, “us” or “our”) to purchase for cash up to 350,000 shares (the “shares”) of Class A common stock, par value $0.01 per share (the “common stock”), of American Strategic Investment Co. (the “Company”), the subject company, at a purchase price equal to $10.25 per share (the “Purchase Price”), in cash, less any applicable withholding taxes and without interest.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 27, 2023, as amended and supplemented by Amendment No. 1, dated October 4, 2023 (the “Offer to Purchase”).

The purpose of this Amendment No. 2 is to file as an exhibit to the Schedule TO a press release issued by the Company on October 27, 2023 announcing the final results of the Offer.

This Amendment No. 2 is being filed in accordance with Rule 14d-3(b)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as specifically provided herein, the information contained in the Schedule TO and the other documents that constitute part of the Offer remain unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the other documents that constitute part of the Offer, as amended or supplemented. Every item in the Schedule TO is automatically updated, to the extent such item incorporates by reference any section of the Offer to Purchase that is amended or supplemented therein. All capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Offer to Purchase.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On October 27, 2023, Bellevue issued a press release announcing the final results of the Offer, which expired at 11:59 p.m., New York City time, on Thursday, October 26, 2023. A copy of the press release is filed as Exhibit (a)(4) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.
EXHIBIT NUMBER	DESCRIPTION
(a)(1)**	Amended Offer to Purchase, dated October 4, 2023.

(a)(2)**	Letter of Transmittal.

(a)(3)**	Summary Advertisement.

(a)(4)*	Press Release issued by Bellevue dated October 27, 2023.

(b) – (h)	Not applicable.

107**	Filing Fee Table.

*	Filed herewith.
**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2023

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/ Nicholas Schorsch
	Name:	Nicholas Schorsch
	Title:	Managing Member